SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer ID (CNPJ/MF): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

DATE, TIME AND VENUE: On July 24, 2012, at 10:30 a.m., at the Company’s headquarters located at Rua Verbo Divino, 1356, 1º andar, in the city and state of São Paulo.

ATTENDANCE: Board Members representing necessary quorum, as per signatures herein below, and the Company's Officers (José Antônio Guaraldi Félix, CEO; Rodrigo Marques de Oliveira, Strategy and Operating Management Officer; and Daniel Feldmann Barros, Operations Officer) attended the meeting. PRESIDING BOARD: José Antônio Guaraldi Félix – Chairman, and Joana Graeff Martins – Secretary.

DOCUMENTS: (a) Presentation on the results for the second quarter of 2012 and their disclosure to the market; and (b) Fiscal Council’s Report on the results for the second quarter of 2012. The meeting’s documents, signed by the Secretary, are an integral part of these Minutes and will be filed at the Company’s headquarters.

AGENDA: i) Acknowledge the results for the second quarter of 2012; (i) Acknowledge the Fiscal Council’s Report on the results for the second quarter of 2012; (iii) Approve the results for the second quarter of 2012 and their disclosure to the market; and iv) Discuss other Company’s matters.

RESOLUTIONS:

1.    The Board Members acknowledged the Company’s financial and operating results for the second quarter of 2012.

2.    The Board Members acknowledged the Fiscal Council’s Report on the results for the second quarter of 2012, recommending the approval of the financial statements prepared by the Board of Executive Officers.

3.    The Board Members approved, without restrictions, the financial and operating results for the second quarter of 2012, and their disclosure to the market.

 CLOSURE: There being no further business to address, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all attending members and also by the Secretary.

MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF

NET SERVIÇOS DE COMUNICAÇÃO S.A. HELD ON JULY 24, 2012

SIGNATURES:

Chairman: José Antônio Guaraldi Félix

Secretary: Joana Graeff Martins

Carlos Henrique Moreira

Isaac Berensztejn

Antonio Oscar de Carvalho Petersen Filho

Antonio João Filho

Rossana Fontenele Berto

Mauro Szwarcwald

Fernando Carlos Ceylão Filho

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 03, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.